

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2005

Mr. Michael David
Chief Financial Officer
Suite 1925, 200 Burrard Street
Vancouver, British Coumbia
Canada.

> **Re:**   **Heartland Oil and Gas Corp**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005**
> **Filed May 5, 2005, August 12, 2005, and November 15, 2005**
> **File No. 1-7427**

Dear Mr. Michael David:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-SBK for the Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that your auditors' report was signed by an audit firm based in Vancouver, British Columbia, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. Additionally,

please tell us whether or not you plan to continue to use an auditor licensed outside of the United States in future periods.

Consolidated Statement of Operations, F-4

2.   We note that you have presented non-cash compensation apart from the expense classification to which they relate. Please revise your presentation to include these costs in the line item or expense classification to which they are attributed.

Note 1 Organization, Operations and Significant Accounting Policies, F-7

3.   Please revise your disclosure to clarify how you accounted for your reverse acquisition under the purchase method. Explain why the acquired assets and liabilities are reported at historical cost and whether you accounted for this transaction as a recapitalization, which is more akin to a capital transaction rather than a business combination. Finally, please explain how this transaction is reflected in your statement of shareholders' equity.

Oil and Gas Properties, F-8

4.   We note your use of the term "proven" reserves. Please compare and contrast this term with proved reserves which is defined in Rule 4-10(a) of Regulation S-X and SFAS 25.

5.   Please expand your disclosure with respect to the ceiling test, as prescribed under the full cost method of accounting, to explain how you calculate the ceiling test and future net revenues. Refer to Rule 4-10(c)(4) of Regulation S-X.

6.   Please expand your disclosure to specifically address your accounting policy for evaluating and measuring unproved properties for impairment. Refer to Rule 4-10(c)(3)ii.A of Regulation S-X.

Note 2 – Oil and Gas Properties, Unproven, page F-10

7.   We note that you have characterized your purchase of the "Forest City Basin" assets from Evergreen Resources, Inc., as an asset purchase. Please address the following:

- Submit the analysis that you performed under EITF 98-3, as referenced in footnote 4 of SFAS 141, demonstrating that your transaction is an asset purchase rather than a business acquisition if that is your view.

- Tell us whether the assets purchased, or the operations relating to these assets, were separately identifiable in the records of Evergreen Resources, Inc, and whether separate financial statements were ever created or obtained in your purchase evaluation process.

- Submit your analysis that you performed under Rule 11-01(d) of Regulation S-X regarding whether the group of assets purchased constituted a business.

8. Please provide us a detailed schedule of your asset allocation values which you determined were appropriate in connection with your purchase of the Forest City Basin assets from Evergreen Resources, Inc.

9. We note your disclosure of significant exploration and acquisition costs currently excluded from amortization, which relate to your significant ongoing oil and gas projects. Please expand your disclosures to include the current status of the significant properties or projects involved and the anticipating timing of the inclusion of the costs in the amortization computation. Refer to Rule 4-10(c)(7).

Note 6 Preferred Stock, page F-11

10. We note that you issued 995,305 Series A Convertible Preferred Stock, along with stock purchase warrants, which were converted into 2,378,118 shares of common stock during your fiscal year ended December 31, 2004. Please expand your disclosure to include the conversion terms and warrant value at date of issuance. Additionally please explain how you considered paragraphs 5 and 8 of EITF 98-5 and EITF 00-27 in your determination of any beneficial conversion feature associated with the conversion terms and the value allocated to the Series A shares at the date of issuance.

11. Please expand your disclosure to identify the specific terms of your convertible share issuances and your warrants. Please provide us with an analysis to support your conclusion your classification of your warrants and the entire amount of your preferred share issuances as equity. We note that your preferred share agreements contain certain redemption features which could be considered embedded derivatives. Specifically address SFAS 133 and EITF 00-19 in your response. Refer to a discussion of *Classification and Measurement of Warrants and Embedded Conversion Features* in our *Current Accounting and Disclosure Issues in the Division of Corporation Finance* which can be located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Form 10-QSB for the period ended September 30, 2005

Financial Statements

Note 1 – Organization and Significant Accounting Policies, page 5

Oil and Gas Property

12.   We note that during the period ended September 30, 2005 you impaired certain
        oil and gas assets. Please expand your disclosure in your interim financial
        statements to explain in greater detail the events that occurred and how you
        determined that these properties were impaired. Additionally, please address each
        of the following. :

        •   Compare and contrast the circumstances which resulted in the impairment in
            2005 to the status of the properties and whether or not they also existed on or
            before December 31, 2004.

        •   Please expand your disclosures to identify and explain in greater detail the
            reasons underlying the impairment and your methodology used to evaluate
            assets for impairment.

        •   Please expand your discussion in your Management's Discussion and Analysis
            to identify whether or not the oil and gas properties that have not been
            impaired are subject to similar circumstances that resulted in these asset
            impairments.

Stock based compensation

13.   Please expand your disclose to describe your accounting policy rather than
        referring to an accounting standard.

Note 4 – Advances to Arabian Heartland, page 8

14.   Please explain why you have reported the advance and the impairment of the
        advance on the face of your balance sheet.

15.   Please explain why you have not accrued a liability for the amount FEIPCO
        indicates is due from you in its September 2005 notice to you. Please expand your
        disclosure to also conclude in terms as defined in SFAS 5 with respect to this
        demand for payment.

Critical Accounting Policies, page 17

16.   Please explain why you refer to SFAS 144 with respect to your impairment of oil
        and gas properties that you account for under the full cost method.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief